[redacted]

08028848

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8- 49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica	**CA**	**94010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Higgins **(310) 455-6956**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NURIA S. CARBAJAL
Commission # 1644817
Notary Public - California
Los Angeles County
My Comm. Expires Feb 12, 2010

Notary Public

Signature

Chief Financial Officer

Title

State of California
County of Los Angeles } SS

Subscribed and sworn to (or affirmed) before me on this 22nd day of February 2008, by Kevin P. Higgins proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary's Signature

Seal

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Montgomery & Co., LLC (a Delaware limited liability company)
December 31, 2007

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2008

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 30,171,300
Accounts receivable	1,844,445
Investments, at fair value (cost of $424,537)	650,556
Fixed assets, net of accumulated depreciation of $1,598,491	3,438,518
Prepayments and other assets	1,266,698
Total assets	$ 37,371,517
Liabilities and members' equity	
Liabilities:	
Bonus payable	$ 18,852,386
Distributions payable to members	1,438,727
Deferred rent	1,302,897
Accrued expenses and other liabilities	1,160,623
Total liabilities	22,754,633
Members' equity:	
Common	559,424
Class A	206,757
Class B	85,466
Class C	42,733
Class D	11,380,759
Class D-1	2,341,745
Total members' equity	14,616,884
Total liabilities and members' equity	$ 37,371,517

See accompanying notes.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on merger and acquisition and private placement advisory services for growth companies in the health care, information technology, communications, and media industries. Additionally, the Company provided equity capital markets services. These services included publishing analyst research in the areas of medical technology, biotechnology and specialty pharma, semiconductors and digital media technology, software, and wireless technology, and a sales trading department for institutional investors with a focus on growth stocks in the technology, health care and media industries. The Company's equity capital market services were substantially discontinued effective December 31, 2007, although the Company currently maintains valid licenses for these activities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Bonus Payable

The Company records incentive compensation for its employees which is unpaid at December 31, 2007, as bonus payable in the statement of financial condition. Accrued bonus amounts are based on both formulas established by, and discretionary decisions made by, the Company's compensation committee. All bonus payable amounts were paid subsequent to December 31, 2007.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers and equipment	3-5 years
Internally developed computer software	5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Valuation of Investments

At December 31, 2007, investments are stated at fair value. Marketable securities are valued based on published price quotations for their last reported sales price. In making the valuation of its long-term investments, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. Investments held by the Company which have an active public market are valued based on the closing day price on the exchange where they are publicly traded. For those investments held by the Company where there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the

2. Significant Accounting Policies (continued)

uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods with those fiscal years. As of December 31, 2007, the Company does not believe the adoption of FAS 157 will impact the amounts reported in the statement of financial condition or the required footnote disclosures.

3. Related-Party Transactions

The Company closed two private equity transactions during the year and in connection therewith became managing member of the following related entities: Montgomery Manager LLC and Montgomery MM Manager LLC. Several employees of the Company are members of these entities.

The Company is a general partner in the management company, Shah Management Partners, which is the general partner in the equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of Montgomery & Co., LLC.

4. Fixed Assets

On December 31, 2007, the Company disposed of $34,678 (net book value) in assets related to the shut down of the equity capital markets group, and disposed of $66,025 (net book value) of obsolete computer equipment. Additionally, the Company capitalized $334,789 relating to the development and implementation of certain software developed for internal use.

4. Fixed Assets (continued)

Fixed assets consist of the following at December 31, 2007:

Computers and equipment	$ 498,623
Customer relationship management software	334,789
Furniture and fixtures	660,158
Leasehold improvements	3,543,439
Less accumulated depreciation	(1,598,491)
	$ 3,438,518

5. Deferred Rent

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the lease term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In addition, in connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term.

6. Members' Equity

Under the amended and restated operating agreement (the Operating Agreement), the Company has issued the following unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee partners of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors. The amount and type of units outstanding, distribution preferences, redemption provision, and voting rights for each class of member are subject to provisions of the Operating Agreement.

7. Commitments

At December 31, 2007, the Company was obligated under noncancelable operating leases for office spaces, through June 30, 2015, on which the annual minimum lease payments are as follows:

Year ending December 31:	
2008	$ 1,782,267
2009	1,660,258
2010	1,588,237
2011	527,592
2012	527,592
Thereafter	1,318,980
	$ 7,404,926

For its San Francisco and New York premises, the Company has delivered letters of credit to the landlords in the amounts of $263,796 and $184,000, respectively, as protection for the full and faithful performance by the Company for all of its obligations under the lease agreement and for all losses and damages the landlord may suffer. No amounts have been used against the letters of credit as of December 31, 2007. The Company maintains a restricted cash deposit of $447,796 to secure the letters of credit on the San Francisco and New York leases. This amount is included in other assets in the statement of financial condition.

The Company has entered into partnership agreements with related parties Montgomery Manager LLC and Montgomery MM Manager LLC, and has committed to fund capital to these partnerships in the amounts of $90,909 and $65,909, respectively. As of December 31, 2007, $80,519 has been funded to Montgomery Manager LLC and $41,396 has been funded to Montgomery MM Manager LLC. Outstanding commitments of $10,390 and $24,513 may be called by the partnerships as outlined in their respective operating agreements.

8. Indemnification Arrangements

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

Montgomery & Co., LLC
(a Delaware Limited Liability Company)

Notes to Statement of Financial Condition (continued)

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. Summarized net capital information for the Company at December 31, 2007, is as follows:

Net capital	$ 7,815,486
Required net capital	1,430,116
Excess net capital	$ 6,385,370
Ratio of aggregate indebtedness to net capital	2.74 to 1

END